
May 25, 2021

David B. Williams
Co-Chief Executive Officer
Williams Rowland Acquisition Corp.
450 Post Road East
Westport, CT 06880

      Re: Williams Rowland Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted April 28, 2021
          CIK No. 0001855168

Dear Mr. Williams:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 28, 2021

Summary, page 1

1. On page 8 you reference conflicts of interest associated with securities held by your management team. Please revise here and the first full risk factor on page 58 to disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests due to the founder shares acquired for an aggregate of $25,000. For example, since your initial stockholders acquired 20% of your common stock for approximately $0.004 per share, and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses due to a decline in the market price.

David B. Williams
Williams Rowland Acquisition Corp.
May 25, 2021
Page 2

You may contact Frank Knapp at (202) 551-3805 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Maryse Mills-Apenteng at (202) 551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.